STATEMENT ON IDEALAB LITIGATION

On January 18, 2002, the T. Rowe Price Science & Technology Fund, along with several corporate, institutional and individual investors, filed a Complaint in California State court against several top officers and directors of Idealab, Inc., an Internet and technology "incubator" company. The Complaint was amended on February 28, 2002 to add additional plaintiffs and new allegations. The officers and directors are part of a group that controls Idealab. The plaintiffs include Series D preferred shareholders of Idealab who, in the aggregate, invested $1 billion in Idealab in March 2000. The Science & Technology Fund's investment was $100 million.

The original and Amended Complaints alleged breach of fiduciary duty, breach of the covenant of good faith and fair duty, and fraud by the named officer and director defendants. Specifically, the plaintiffs alleged that the officers and directors have engaged in a pattern of self-dealing to the detriment of Idealab investors, including among other things, substantial increases in salaries and benefits to officers and directors, the funding of the chief executive officer's divorce, and the forgiveness of loans made by Idealab to officers and directors.

The Amended Complaint was dismissed in part on July 2, 2002 as a result of Idealab's Demurrer, and the plaintiffs filed a Second Amended Complaint on July 29, 2002. The Second Amended Complaint was, itself, also dismissed in part on December 23 2002; however, the plaintiffs were allowed to file a Third Amended Complaint, which they did on January 13, 2003. The Third Amended Complaint was brought derivatively for breach of fiduciary duty. The plaintiffs also alleged breach of contract and deceit by concealment. The plaintiffs seek the removal of directors, inspection of corporate books and records, and dissolution and liquidation of Idealab.

On June 27, 2003, the Court sustained Idealab's Demurrer without leave to amend to Plaintiffs' causes of action for involuntary dissolution, breach of contract and deceit by concealment, leaving the Plaintiffs' claims for removal of certain directors. As to dismissal of the claim for involuntary dissolution, the Plaintiffs have sought immediate interlocutory review of this ruling through a Petition for Writ of Mandate or Other Appropriate Relief, which was filed on August 11, 2003 with the Court of Appeal for the State of California. All discovery and other actions in connection with the litigation have been stayed by the trial court while the appeal is pending.